FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	January	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F __________________	Form 40-F________X__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.

Press Release dated January 7, 2004 (“Research In Motion Files a Registration Statement and a Preliminary Prospectus with Respect to the Offering of Nine Million Common Shares in the United States and Canada")

Page No 1

Document 1

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January 7, 2004

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION FILES A REGISTRATION STATEMENT AND A PRELIMINARY PROSPECTUS WITH RESPECT TO THE OFFERING OF NINE MILLION COMMON SHARES IN THE UNITED STATES AND CANADA

Waterloo, Ontario – Research In Motion Limited (NASDAQ: RIMM, TSX: RIM) today announced it has filed a registration statement with the United States Securities and Exchange Commission and a preliminary prospectus with the securities commissions in certain provinces of Canada pursuant to the U.S./Canada Multi-Jurisdictional Disclosure System for a proposed public offering of 9,000,000 common shares.

The offering is being book-run by Lehman Brothers Inc. and Merrill Lynch & Co., and managed by Goldman Sachs & Co., UBS Investment Bank, Banc of America Securities LLC, BMO Nesbitt Burns, CIBC World Markets and GMP Securities Ltd.

RIM will grant the underwriters an option to purchase an additional 1,350,000 common shares to cover over-allotments, if any.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Copies of the U.S. final prospectus relating to the offering may be obtained from Lehman Brothers Inc., c/o ADP Financial Services, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717 and Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, FL 05, New York, NY 10080. Copies of the Canadian final prospectus relating to the offering may be obtained from Merrill Lynch Canada Inc., 181 Bay Street, Suite 400, Toronto, Ontario M4T 2A9.

_________________

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	January 7, 2004	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance